Exhibit 4.5

CIBER, Inc.
Corporate Office	303-220-0100
5251 DTC Parkway
Suite 1400	Fax: 303-220-7100
Greenwood Village, CO
80111	www.ciber.com

July 22, 2005

By Facsimile and Certified Mail

Wells Fargo Bank Minnesota, National Association

213 Court Street, Suite 703

Middletown, CT 06457

Facsimile: (860) 704-6219

Attention: Corporate Trust Services

Re:	Indenture dated December 2, 2003 of CIBER, Inc. for 2.875% Convertible
Senior Subordinated Debentures Due 2023 (the “Indenture”)

Ladies and Gentlemen:

Pursuant to Section 16.02 of the Indenture, this letter shall serve as notice to Wells Fargo Bank Minnesota, in its capacity as Trustee under the Indenture, that CIBER, Inc. hereby irrevocably elects to settle any and all Debentures surrendered for conversion in accordance with the terms of the Indenture solely in cash. As stated in Section 16.02 of the Indenture, following such notice from the Company, the Company shall deliver to the holder surrendering any such Debenture for conversion the amount of cash per Debenture equal to the Applicable Stock Price multiplied by the Conversion Rate in effect with respect to such Conversion Date pursuant to Article 16 of the Indenture and pursuant to the terms of the Debenture. Capitalized terms used in this notice but not defined herein have the meaning given to them in the Indenture.

CIBER, Inc.

By:	/s/ David G. Durham
David G. Durham
Senior Vice President, Chief Financial Officer and Treasurer